SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated October 25, 2007 re. funds placed in escrow.

press release

Paris, 25 October 2007

€755 million placed in escrow following the ruling of the European Court of Justice on 18 October 2007

In its ruling of October 18, 2007, the European Court of Justice concluded that the French authorities had failed to respect their obligation to execute within the prescribed time limits the August 2, 2004 decision of the European Commission relating to the special business tax regime which the law of July 2, 1990 had imposed upon France Telecom. Following the October 18 ruling, The Commission requested its rapid execution using as a basis the minimum amount of €798 million mentioned in the 2004 decision.

Under these circumstances, France Telecom has decided to place €755 million in an escrow account pending the final decision on the substance of the matter. Both the French state and France Telecom having challenged the August 2, 2004 decision before the Court of First Instance in Luxembourg. The amount of €755 million represents an estimation of the net minimum amount set by the Commission after taking account of the impact of corporation tax and late interest charges, pursuant to European rules. The escrow payment deprives the company of the full benefit of the amount of the so-called prohibited state aid, and in doing so enables the Commission decision to be implemented. The escrow account will be established promptly following a bid process with financial institutions. The amount in escrow will either be returned to France Telecom should the August 2, 2004 decision be overturned by the European Court of First Instance, or alternatively will be transferred to the French state.

In its ruling, the European Court naturally did not express any opinion on the validity of the underlying Commission decision. The decision of the Court of First Instance on the fund is expected in 2008.

Given these conditions, the assessment of the risk in this litigation, classified at present as a contingent liability (see France Telecom Group’s annual filings) is unchanged. Placing these funds in escrow impacts the net debt while not affecting the Group’s objective in terms of net debt to GOM ratio; it does not impact the organic cash-flow of the Group.

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 25, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information